Dreyfus Short-Intermediate Government Fund

ANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Short-Intermediate Government Fund, covering the 12-month period from December 1, 2006, through November 30, 2007.

Volatility has returned to the U.S. stock and bond markets. The past few months have been filled with greater swings in security valuations compared to the past several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the bond market has drastically affected other areas of the financial markets. A high degree of leverage within parts of the financial system has made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, U.S. Treasury bonds fared relatively well, while riskier fixed-income securities generally languished, offsetting some of the gains achieved earlier in the reporting period.

In our view, these developments signaled a shift to a new phase of the credit cycle, including more prudent mortgage requirements and a normalization of credit terms for other loans after a sustained period of low compensation for investment risk. Although we expect slower financial conditions in 2008, lower short-term interest rates from the Federal Reserve Board may help forestall a technical recession. In addition, turning points such as this may be a good time to review your portfolio with your financial advisor, who can help you consider the allocation of your fixed-income investments in this changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Catherine Powers, Portfolio Manager

Fund and Market Performance Overview

While the U.S. bond market was relatively stable over the first half of the reporting period, the second half saw heightened market volatility as a credit crisis originating in the sub-prime mortgage sector sparked a "flight to quality" among investors. U.S. Treasury securities gained value in this environment, but other types of fixed-income securities languished. The fund underperformed its benchmark due to weakness among its holdings of agency debentures and mortgage-backed securities, which are securities not represented by the fund's benchmark.

For the 12-month period ended November 30, 2007, Dreyfus Short-Intermediate Government Fund achieved a total return of 5.22%.[1] In comparison, the fund's benchmark, the Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index (the "Index"), achieved a total return of 7.06%.[2]

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue its goal, the fund normally invests at least 80% of its assets in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and in repurchase agreements collateralized by such securities. The fund may invest up to 35% of its assets in mortgage-related securities issued by U.S. government agencies, such as mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, and collateralized mortgage obligations ("CMOs"). These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government. The fund generally maintains an average effective duration of approximately three years or less.

U.S. Government Securities Produced Mixed Results During the Credit Crisis

Most sectors of the U.S. bond market produced positive absolute returns for the reporting period, but those results were achieved amid a challenging market environment over the summer and fall. Beginning in late February 2007, a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages resulted in heightened market volatility and concerns that consumer spending might slow. By July, weakness in the sub-prime lending sector had spread to other areas of the bond market, causing a flight to quality among fixed-income investors. Illiquid market conditions worsened as leveraged institutional investors were forced to sell their more liquid high quality bonds in order to raise cash for redemptions. As risk aversion has picked up, we have seen greater downward pricing pressure on non-Treasury assets.

In an effort to promote greater liquidity and forestall a possible recession, the Federal Reserve Board (the "Fed") reduced key short-term interest rates in August, September and October, which helped produce a very brief market rebound during those months. However, mounting losses among major U.S. and global banks and intensifying concerns regarding the possibility of a U.S. recession derailed the rally in November.

Non-Treasury Holdings Constrained the Fund's Relative Performance

Strategies that had supported the fund's performance relative to its benchmark in previous reporting periods proved to be less successful during the credit crunch. We had allocated a substantial portion of the fund's assets to U.S. government agency securities, including agency debentures and agency-backed mortgage-related securities, in an attempt to capture higher yields than were available from U.S. Treasury securities. While these high quality positions achieved positive absolute returns and fared better than lower-rated securities, they caused the fund's returns to lag its Treasury benchmark.

Other strategies were more successful, helping to offset some sector-related weakness during the credit crisis. We maintained the fund's average duration in a range that was slightly longer than the Index, which helped the fund participate in relative strength toward the short end of the market's maturity range. We particularly focused on securities with two-year and five-year maturities, while de-emphasizing those with 10-year maturities. This yield curve strategy benefited the fund's return as the yield curve steepened.

Maintaining Caution in a Changing Market

Despite the Fed's attempts to calm the markets through lower short-term interest rates and injections of liquidity, uncertainty has persisted with regard to the future impact of elevated energy prices, the housing recession, ongoing sub-prime turmoil and mounting bank losses. On a brighter note, recent price dislocations have created opportunities to purchase U.S. government agency securities and other high-quality, short-duration assets at more attractive valuations. However, we have not yet done so, as we currently prefer to maintain a cautious investment posture, including a larger-than-usual cash position, until the economic and market outlooks become clearer. In our view, these are prudent strategies in today's uncertain market environment.

December 17, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index is an unmanaged performance benchmark for Treasury securities with maturities of one to three years; issues in the index must have par amounts outstanding greater than or equal to $1 billion. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Short-Intermediate Government Fund and the Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index

Average Annual Total Returns *as of 11/30/07*

	1 Year	5 Years	10 Years
Fund	**5.22%**	**2.83%**	**4.22%**

† Source: Lipper Inc.
Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Short-Intermediate Government Fund on 11/30/97 to a $10,000 investment made in the Merrill Lynch Governments, U.S. Treasury, Short-Term (1-3 Years) Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund's performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged performance benchmark for Treasury securities with maturities of 1-3 years; issues in the Index must have par amounts outstanding greater than or equal to $1 billion. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Short-Intermediate Government Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 3.93
Ending value (after expenses)	$1,036.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 3.90
Ending value (after expenses)	$1,021.21

† *Expenses are equal to the fund's annualized expense ratio of .77%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007

Bonds and Notes–84.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies–39.6%				
Federal Home Loan Banks, Bonds, Ser. 579	4.38	10/3/08	7,000,000	6,997,900
Federal Home Loan Banks, Bonds	4.55	6/22/10	4,360,000	4,450,875
Federal Home Loan Banks, Bonds, Ser. 617	4.75	1/11/08	8,760,000	8,763,074
Federal Home Loan Banks, Bonds	5.07	1/5/09	15,000,000 [a]	15,006,885
Federal National Mortgage Association Principal Strips, Notes	0.00	2/15/08	2,390,000	2,373,621
Federal National Mortgage Association, Notes	3.13	12/15/07	3,715,000	3,713,425
Federal National Mortgage Association, Notes, Ser. 1	3.90	2/28/08	6,265,000	6,257,977
Federal National Mortgage Association, Notes	4.20	6/8/09	5,800,000	5,841,273
Federal National Mortgage Association, Notes	5.00	2/13/08	2,265,000	2,267,616
Federal National Mortgage Association, Notes	5.00	2/27/08	10,100,000	10,114,170
Federal National Mortgage Association, Notes	6.63	9/15/09	3,250,000	3,412,711
Small Business Administration Participation, Gov't Gtd. Ctfs., Ser. 20G	6.85	7/1/17	2,960,422	3,080,968
				72,280,495
U.S. Government Agencies/ Mortgage-Backed–34.9%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			306,334	296,932
4.00%, 5/1/08–4/1/10			16,312,040	16,061,921
4.50%, 2/1/10–9/1/14			3,440,153	3,441,882
5.00%, 5/1/10–1/1/11			5,704,237	5,700,694
Structured Pass-Through Secs., Ser. T-7, Cl. A6, 7.03%, 8/25/28			116,756	116,269
Federal National Mortgage Association:				
4.00%, 2/1/10–10/1/10			3,789,480	3,721,370
4.50%, 11/1/14			1,604,864	1,612,180

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/		
Mortgage-Backed (continued)		
Federal National Mortgage Association (continued):		
5.00%, 12/1/09	1,652,795	1,656,187
5.50%, 9/1/14–4/1/16	1,484,357	1,516,455
Whole Loan, Ser. 2001-W2,		
Cl. AF6, 6.59%, 10/25/31	2,670,443	2,661,779
Whole Loan, Ser. 2001-W1,		
Cl. AF6, 6.90%, 7/25/31	1,110,875 [a]	1,106,865
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	556,827	542,056
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	649,744	635,510
Ser. 2006-42, Cl. A, 3.30%, 10/16/29	2,428,906	2,359,896
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	651,422	641,048
Ser. 2003-96, Cl. B, 3.61%, 8/16/18	759,828	751,061
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,318,920	1,295,481
Ser. 2006-39, Cl. A, 3.77%, 6/16/25	2,189,933	2,151,307
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	956,432	945,174
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	606,194	598,535
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	1,115,034	1,101,455
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	890,554	878,186
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,365,760	1,350,257
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	286,313	283,043
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	327,643	324,220
Ser. 2006-30, Cl. A, 4.18%, 4/16/28	1,308,323	1,294,003
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,268,722	1,256,164
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	1,158,250	1,147,582
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,736,711	1,720,091
Ser. 2005-52, Cl. A, 4.29%, 1/16/30	513,988	509,596
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	425,051	421,891
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,048,363	1,040,871
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	763,600	758,908
Ser. 2006-18, Cl. A, 4.97%, 12/16/21	2,795,782	2,795,699
Ser. 2006-32, Cl. A, 5.08%, 1/16/30	897,349	902,145
		63,596,713
U.S. Treasury Notes—9.5%		
4.63%, 7/31/12	5,645,000	5,934,312
5.75%, 8/15/10	10,610,000 [b]	11,336,955
		17,271,267
Total Bonds and Notes		
(cost $152,456,198)		**153,148,475**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 4 (cost $14,690)	11,300,000	**29,435**

Short-Term Investments−.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills; 4.13%, 12/6/07 (cost $1,072,385)	1,073,000 c	**1,072,732**

Other Investment−14.8%	Shares	Value ($)
Registered Investment Company; Dreyfus Institutional Preferred Plus Money Market Fund (cost $26,985,000)	26,985,000 d	**26,985,000**
Investment of Cash Collateral for Securities Loaned−4.3%		
Registered Investment Company; Dreyfus Institutional Cash Advantage Fund (cost $7,918,625)	7,918,625 d	**7,918,625**
Total Investments (cost $188,446,898)	**103.7%**	**189,154,267**
Liabilities, Less Cash and Receivables	**(3.7%)**	**(6,771,826)**
Net Assets	**100.0%**	**182,382,441**

a Variable rate security—interest rate subject to periodic change.
b All or a portion of this security on loan. At November 30, 2007, the total market value of the fund's securitiy on loan is $7,639,889 and the total market value of the collateral held by the fund is $7,918,625.
c All or partially held by a broker as collateral for open financial futures positions.
d Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	84.0	Options	.0
Short-Term/Money Market Investments	19.7		**103.7**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

November 30, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 11/30/2007 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	312	65,554,125	March 2008	19,500
Financial Futures Short				
U.S. Treasury 10-Year Notes	24	(2,734,125)	December 2007	(105,562)
				(86,062)

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $7,639,889)–Note 1(b):		
Unaffiliated issuers	153,543,273	154,250,642
Affiliated issuers	34,903,625	34,903,625
Receivable for investment securities sold		9,192,051
Dividends and interest receivable		1,550,845
Receivable for shares of Beneficial Interest subscribed		30,537
Receivable for futures variation margin–Note 4		16,500
Prepaid expenses		4,086
		199,948,286
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		105,396
Cash overdraft due to Custodian		9,323,796
Liability for securities on loan–Note 1(b)		7,918,625
Payable for shares of Beneficial Interest redeemed		129,385
Accrued expenses		88,643
		17,565,845
Net Assets ($)		**182,382,441**
Composition of Net Assets ($):		
Paid-in capital		213,937,999
Accumulated undistributed investment income–net		1,515,441
Accumulated net realized gain (loss) on investments		(33,692,306)
Accumulated net unrealized appreciation (depreciation) on investments [including ($86,062) net unrealized (depreciation) on financial futures]		621,307
Net Assets ($)		**182,382,441**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		17,375,036
Net Asset Value, offering and redemption price per share ($)		**10.50**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Income:	
Interest	9,324,331
Cash Dividends;	
Affiliated issuers	272,684
Income from securities lending	15,188
Total Income	**9,612,203**
Expenses:	
Management fee–Note 3(a)	972,813
Shareholder servicing costs–Note 3(b)	353,789
Professional fees	61,740
Registration fees	32,299
Custodian fees–Note 3(b)	27,189
Prospectus and shareholders' reports	22,035
Trustees' fees and expenses–Note 3(c)	5,406
Loan commitment fees–Note 2	1,935
Miscellaneous	21,749
Total Expenses	**1,498,955**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(12,855)
Net Expenses	**1,486,100**
Investment Income–Net	**8,126,103**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,185,005
Net realized gain (loss) on options transactions	(66,107)
Net realized gain (loss) on financial futures	(527,452)
Net Realized Gain (Loss)	**591,446**
Net unrealized appreciation (depreciation) on investments and options transactions (including $304,001 net unrealized appreciation on financial futures)	915,805
Net Realized and Unrealized Gain (Loss) on Investments	**1,507,251**
Net Increase in Net Assets Resulting from Operations	**9,633,354**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006
Operations ($):		
Investment income−net	8,126,103	8,891,065
Net realized gain (loss) on investments	591,446	(1,491,040)
Net unrealized appreciation (depreciation) on investments	915,805	1,444,217
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,633,354**	**8,844,242**
Dividends to Shareholders from ($):		
Investment income−net	**(8,049,518)**	**(9,010,180)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	31,995,433	51,831,941
Dividends reinvested	7,161,884	8,056,907
Cost of shares redeemed	(78,146,930)	(110,519,492)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(38,989,613)**	**(50,630,644)**
Total Increase (Decrease) in Net Assets	**(37,405,777)**	**(50,796,582)**
Net Assets ($):		
Beginning of Period	219,788,218	270,584,800
End of Period	**182,382,441**	**219,788,218**
Undistributed investment income−net	1,515,441	1,501,968
Capital Share Transactions (Shares):		
Shares sold	3,083,782	5,008,969
Shares issued for dividends reinvested	689,869	777,863
Shares redeemed	(7,529,512)	(10,674,730)
Net Increase (Decrease) in Shares Outstanding	**(3,755,861)**	**(4,887,898)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	10.40	10.40	10.55	10.84	10.89
Investment Operations:					
Investment income—net [a]	.44	.38	.26	.20	.21
Net realized and unrealized gain (loss) on investments	.09	.01	(.07)	(.21)	.16
Total from Investment Operations	.53	.39	.19	(.01)	.37
Distributions:					
Dividends from investment income—net	(.43)	(.39)	(.34)	(.28)	(.42)
Net asset value, end of period	10.50	10.40	10.40	10.55	10.84
Total Return (%)	5.22	3.79	1.85	(.06)	3.42
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	.76	.75	.71	.76
Ratio of net expenses to average net assets	.76	.76	.73	.71	.76
Ratio of net investment income to average net assets	4.19	3.65	2.52	1.89	1.91
Portfolio Turnover Rate	182.51	247.78 [b]	238.54 [b]	1,089.68 [b]	1,218.30
Net Assets, end of period ($ x 1,000)	182,382	219,788	270,585	337,013	441,835

[a] *Based on average shares outstanding at each month end.*
[b] *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended November 30, 2006, November 30, 2005 and November 30, 2004 were 242.91%, 231.83% and 1,076.53%, respectively.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Short-Intermediate Government Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and options are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended November 30, 2007, Mellon Bank earned $8,178 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,515,441, accumulated capital losses $33,751,056 and unrealized appreciation $680,057.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, $5,954,353 of the carryover expires in fiscal 2008, $11,118,684 expires in fiscal 2010, $10,918,861 expires in fiscal 2012, $2,852,882 expires in fiscal 2013 and $2,906,276 expires in fiscal 2014.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006 were as follows: ordinary income $8,049,518 and $9,010,180, respectively.

During the period ended November 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, paydown gains and losses on mortgage-backed securities and expiration of capital loss carryovers, the fund decreased accumulated undistributed investment income-net by $63,112, increased accumulated net realized gain (loss) on investments by $15,503,873 and decreased paid-in capital by $15,440,761. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear the amount of such excess expenses. During the period ended November 30, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, the fund was charged $129,976 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $106,399 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2007, the fund was charged $27,189 pursuant to the custody agreement.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $75,465, custodian fees $6,717, chief compliance officer fees $3,214 and transfer agency per account fees $20,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and options transactions during the period ended November 30, 2007, amounted to $389,016,347 and $483,782,666, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at November 30, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the fund's call/put options written for the period ended November 30, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized (Loss) ($)
Contracts outstanding November 30, 2006	–	–	–	–
Contracts written	41,500,000	101,356		
Contracts Terminated;				
Closed	41,500,000	101,356	122,362	(21,006)
Contracts outstanding November 30, 2007	**–**	**–**		

At November 30, 2007, the cost of investments for federal income tax purposes was $188,455,057; accordingly, accumulated net unrealized appreciation on investments was $699,210, consisting of $1,068,063 gross unrealized appreciation and $368,853 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Short-Intermediate Government Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Short-Intermediate Government Fund, including the statements of investments and financial futures, as of November 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Short-Intermediate Government Fund at November 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended November 30, 2007 as qualifying interest related dividends.

At a meeting of the fund's Board of Trustees held on July 19 and 20, 2007, the Board considered the re-approval for an annual period (through August 31, 2008) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, front-end load and no-load short U.S. Government funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional short U.S. Government funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield for one-year periods through May 31st for 1998 - 2007 variously was above, at or below the medians of the Performance Group and the Performance Universe (above the Performance Group median in seven of the ten years and above the Performance Universe median in six of the ten years). The total return performance variously was above or below the medians for the Performance Group and Performance Universe (above the medians for the three-year period) for the comparison periods ended May 31, 2007. The Dreyfus representatives noted that, while the fund generally maintains an effective duration of three years or less, the Performance Group is selected from a Lipper category with funds that hold U.S. government securities with dollar-weighted average maturities of less than three years. Dreyfus representatives discussed how the funds in the Performance Group were diverse and different from the fund with respect to portfolio maturity/duration/characteristics and how this affected the total return comparisons. The Dreyfus representatives also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each of the calendar years for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was at its Expense Group median and slightly higher than its Expense Universe median, and that its expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category, of which there was one (the "Similar Fund"), and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board was satisfied with the fund's income performance and noted the fund's varying total return performance and the manner in which the fund is managed as compared to some of its competitors with respect to its total return performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

Clifford L. Alexander, Jr. (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 53

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

Whitney I. Gerard (73)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

———————

George L. Perry (73)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Short-Intermediate Government Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DSIGX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0542AR1107